August 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Future FinTech Group Inc.
Registration Statement on Form S-3 Response date June 25, 2018 File No. 333-224686

Dear Ms. Nguyen:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated July 17, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

1. We note your response to prior comment 1. Please revise your prospectus cover page to clearly reflect that your current business activities principally consist of fruit juice manufacturing and that your name reflects your intent to transition to a financial technology, online sales and internet distribution business, although such transition and business is under development, and that you have not generated any significant revenues from such services or products.

Response: We will revise our prospectus cover page to clearly reflect that our current business activities still principally consist of fruit juice manufacturing and that our name reflects our intent to transition to a financial technology, online sales and internet distribution business, although such transition and business is under development, and that we have not generated any significant revenues from such services or products.

2. Please explain to us the relationship between your Shared Shopping Mall platform, DCON and NRC. In this regard, please describe the types of payments that may be used on these platforms and communities.

Response: There is no direct relationship between our Shared Shopping Mall platform and DCON or NRC, other than our involvement in each. The mBTC digital currency issued by DCON is the only payment instrument on NRC and DCON is also one of the communities running on NRC. The Shared Shopping Mall will issue its own tokens to be used as a payment instrument on its platform.

3. Please tell us whether your DCON platform is and your Shared Shopping Mall platform will be globally accessible. In that regard, we note you supplementally advise that your Shared Shopping Mall will be a globally-accessible shared online shopping center and that tokens issued by your subsidiaries, DCON DigiPay Limited and GlobalKey SharedMall Limited, may be used as payment for products sold on the Shared Shopping Mall. To the extent such platforms are and will be globally accessible, please explain how you and your subsidiaries will address the risk that you may be subject to regulation by foreign jurisdictions, including the United States.

Response: The DCON platform is, and the Shared Shopping Mall platform will be, globally accessible, and the tokens issued by GlobalKey SharedMall Limited (“GlobalKey”) will be used as payment for products sold on the Shared Shopping Mall.

We will ensure that DCON and GlobalKey comply with laws and regulations of the jurisdictions in which they are incorporated. DCON and GlobalKey will continually work with local counsel to identify the application of regulatory schemes and, if necessary, change operating procedures in those countries to comply with the regulations. DCON issued tokens to its management and technician teams and DCON Foundation, and gave away certain tokens for free during the platform’s promotional period. The function of DCON Foundation is to provide security for DCON and it is operated by an independent director from Singapore. GlobalKey has not yet issued any tokens. DCON and GlobalKey will allow members to use other cryptocurrencies (such as Ethereum or Bitcoin) or provide services in exchange for tokens that can be used on these platforms. DCON and GlobalKey also use “Real Name Registration” system to confirm the identification of their members. For new token issuances to their members, DCON and GlobalKey will set up a pop-up screening system to verify that the buyers of the new tokens are not in the U.S. or U.S. citizen, and receive confirmation that they will not transfer such tokens into the U.S. or to U.S. persons within 6 months of the issue date of such tokens before they can proceed further. DCON and GlobalKey do not plan to issue tokens in exchange for any legal currencies or monies of any country, such as U.S. dollars, RMB or Euro.

The Company, page 2

4. We note you state in your response to prior comment 1 that you previously disclosed in your periodic reports that Shaanxi China Agricultural Silk Road Farm Products Trading Center Co., Ltd. and Hedetang Farm Products Trading Market (Mei County) Co., Ltd. operate a bulk agriculture products trading center. However, your Form 10-K for the fiscal year ended December 31, 2017 discloses at page 42 that you are responsible for the “construction and financing,” rather than operation, of the kiwi fruit comprehensive deep processing zone and Kiwi fruit and fruit-related materials trading zone. You further disclose therein that the construction of the project has been suspended due to cash flow. Please revise your disclosure to explain your role and investment, including the status of your investment, in the Mei County National Kiwi Fruit Wholesale Trading Center. In addition, please disclose whether the “construction and financing” of the trading zone relates to hard assets or financial technology assets, whether you have received any rental income to date from cold storage, and how you expect to receive income from logistic services.

Response: In our Form 10-K for the fiscal year ended December 31, 2017, we disclosed the following: “Pursuant to the Agreement, the Company is responsible for the construction and financing of the Project with a total investment of RMB 445.6 million (approximately $71.9 million) in buildings and equipment, which also includes a fee for the land use rights for the Project land in the amount of RMB 0.3 million per mu.” The statement was meant to address which party would be responsible for the construction and financing of the Project under the Agreement and did not mean that such activities are the only responsibilities of the Company in connection with the Project. We will also be responsible for operations after the Project is completed.

The Project includes a Comprehensive Deep Processing Zone and a National Kiwi Fruit Wholesale Trading Center. So far, the Company has invested RMB 130 million (approximately $19 million) in this Project. We only invested cash for the trading zone project, which has been used to purchase equipment and pay for construction, and we did not invest hard assets or financial technology assets. Currently, the construction of the Comprehensive Deep Processing Zone is suspended due to cash flow issues, but the Trading Center has mostly been completed and is currently in use. As of now, there are 25 enterprises in the Trading Center and the Company charges rent from these enterprises. The Company currently receives approximately RMB 190,000 (approximately $27,772) in monthly rental income, and so far has received total rental income of about RMB 1.16 million (approximately $170,200), of which RMB 500,000 (approximately $73,530) was from the rental of cold storage. The Company plans to provide traditional transportation and logistics agent services for agriculture products to receive additional income, including arranging door-to-door delivery services from our cold storage in the trading zone to various destinations.

5. In response to prior comment 1, you state that you will focus on the investment in, and purchase of, early stage blockchain projects and that you plan to invest between $10-20 million in this area of business, including shares of your common stock and cash on hand. Please balance your disclosure regarding these intended plans by describing any material obstacles or uncertainties to your ability to commence operations. In this regard, please also disclose the sources of funding for such projects. If you do not have sources for such funding, please clarify.

Response: We intend to include in our disclosure the material obstacles and uncertainties that may affect our ability to commence operations of our blockchain projects. In particular, the laws and regulations applicable to blockchain projects are not well developed or established and they are subject to constant changes. The uncertainty of regulatory issues is one of the material risks for the Company in relation to its investments in blockchain projects. Also, we will invest in early stage blockchain projects and the Company might have to wait for a long time before these companies could generate any returns or even survive and be successful. We understand that the most early stage small companies will eventually fail and we could lose all our investment.

Outside of its own funds, the Company also plans to cooperate with local governmental investment foundations in Xi’an and Beijing to jointly provide seed money to support those projects. We currently do not have any specific sources of funds for such cooperative projects and we will make that fact clear in our disclosures.

6. Please clarify your disclosure in response to prior comments 1 and 2 to include a clear description of the project leases and project finance business that will be conducted by Zhonglian Hengxin Assets Management Co. Ltd. In addition, please explain how you intend to apply blockchain and artificial intelligence technologies to this business and clarify whether such technologies will be used in your bulk agricultural products spot trading business. If you are currently in the developmental stage, please clarify.

Response: Currently, Zhonglian Hengxin only engages in the management of non-performing assets. Zhonglian Hengxin plans to enter into project leases and project finance businesses with the application of blockchain and artificial intelligence technologies, and such activities are currently in the planning stage and the specifics of these leases and project finance businesses have not yet been determined. We also plan to use blockchain and AI technology in our bulk agricultural products spot trading business. These projects are all in the planning and development stages and we do not have any specific details at this time, which we will make clear in our disclosures.

7. We note you disclose in your responses to prior comment 3 that only NRC and DCON’s blockchain technologies are developed and operational. Please revise your proposed disclosure in response to prior comment 1 to clarify that DCON is the only issuer and exchange for mBTC and that you have not generated any meaningful revenue from DCON’s processing fee for currency exchange between Bitcoin and mBTC. In addition, please clarify what “capital transfer, assets deposit, loan financing, online insurance, assets transfer, funds and placements and crowdfunding services” DCON is in the process of developing and the status of such development.

Response: We will revise our proposed disclosure to clarify that DCON is the only issuer and exchange for mBTC and that we have not generated any meaningful revenue from DCON’s processing fee for currency exchange between Bitcoin and mBTC. We will also revise our disclosure to make clear that the services of capital transfer, assets deposit, loan financing, online insurance, assets transfer and funds services contemplated by DCON are all in the development stage and more details are not currently available. Following an internal regulatory review, we have determined that DCON will not to provide any placement or crowdfunding services.

8. We note your response to prior comment 5. Please revise your disclosure on page 5 of your filing to clarify, if true, that the IB-Live license agreement relates to direct online and offline sales and remove any inference that the license agreement is associated with the development of blockchain technology.

Response: Currently, the IB-Live license agreement only relates to direct online and offline sales and it is not associated with the blockchain technology. We plan to sell IB-Live products on the Shared Shopping Mall in the future when we complete the construction of that platform, which we anticipate will be based on blockchain technology. We will revise our disclosure to clarify such arrangements.

9. Please clarify your proposed disclosure in response to prior comment 6 to further discuss the current state of Nova Realm City’s platform.

Response: Currently, there are 6 communities and approximately 3,000 users on Nova Realm City. On Nova Realm City’s platform, every operator of an NRC community and each user of NRC must register his or her real name to realize the services offered on NRC. NRC implements Know-Your-Customer (“KYC”) protocols and financial system Anti-Money Laundering controls, and users must complete these processes to receive the user rights on the NRC platform. NRC is capable of supporting 4.3 billion communities that are independent from each other on its platform. A declaration document with signatures by the credit grantors are required and publicized on the blockchain account book when a community of digital assets is established. Every operation and maintenance actions of NRC is recorded by blockchain technology, so fraud can be relatively easily detected. NRC designed the “signature consensus” (a signature consensus is a signature process that requires signing based on the account-keeping key automatically generated for the account) especially for the instantaneity required by commercial account keeping system, so that transaction recording can be implemented and confirmed in real time.

10. Please expand your proposed disclosure in response to prior comment 8 to explain the meaning of “cold” wallets and the purpose and effect of “real name registration.”

Response: A “cold wallet” is a wallet that is not connected to the internet. A user can store his or her crypto assets in a cold wallet if such user has no immediate plan to use those assets because it is safer than “hot wallet” storage, which refers to a storage system that is connected to the internet and potentially more vulnerable to hacking. Through the use of cold wallet technology, DCON can increase the safety of users’ assets, which can be selectively moved to “hot wallets” in preparation for specific transactions.

User anonymity is an important property of the traditional blockchain system, which uses as its core premise absolutely free and anonymous exchanges. However, there are disadvantages relating to user anonymity. For example, the loss of key records or hard drive failure may result in the loss of tens of millions of dollars in assets. Aiming to become a blockchain-based financial center, DCON will have real life business through its community stores, fund investment, mortgage loans, and similar products. Because these social and business activities involve risks and large amounts of capital, they should be conducted under a framework of regulatory and financial policies, which is a common theme in the worldwide financial system. Based on years of experience in the financial industry, DCON has cautiously chosen the real-name system described above to make sure, to the extent possible, that the assets of its users are protected and in compliance with applicable laws and regulations.

11. In response to prior comment 9, you advise that both DCON DigiPay Limited and GlobalKey SharedMall Limited will issue tokens and that you will take steps to ensure that DCON DigiPay and GlobalKey SharedMall will put into place measures to prevent the tokens they may issue from being sold in the U.S. or to U.S. buyers. Please supplementally tell us the number of tokens issued to date, if any, and the mechanics of how the tokens are or will be issued, exchanged and/or sold. Please also supplementally tell us how the tokens may be used across your platforms. In addition, please clarify whether the measures you intend to implement to limit tokens from being sold in the U.S. or to U.S. buyers will also limit the resale of such tokens in the U.S. and to U.S. buyers.

Response: When the Company acquired DCON, it had 100 million tokens issued and outstanding, which are completely pre-mined tokens. These tokens were issued to its management and technician teams, the DCON Foundation or given away for free during the platform’s promotional period and they have not been issued for consideration. DCON has not issued any additional tokens since it was acquired by the Company. The Shared Shopping Mall platform is still under construction and has not yet issued any tokens. GlobalKey SharedMall Limited has not determined how many tokens will be issued for use on its platform. Both DCON and GlobalKey use, or will use, a “real name registration” system to confirm the identification of their members. For new token issuances, DCON and GlobalKey will set up pop-up screening systems to verify that the buyers of new tokens are not in the U.S. or U.S. citizens, and will receive confirmation that such buyers will not transfer such token into the U.S. or to U.S. persons within 6 months of the issue date of such tokens before they can proceed further. DCON and GlobalKey will not issue new tokens for any legal currencies or monies of any country, such as U.S. dollars, RMB or Euro. The new tokens might be issued to members in exchange for other cryptocurrencies. The Company anticipates that the tokens may be used on the issuing platform to purchase products or services and may also be exchanged for other cryptocurrencies, such as Bitcoin or Ethereum.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer Future FinTech Group Inc.